SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

   Josh Targoff                Michael A. Schwartz             J. Mark Metts
  Third Point LLC          Willkie Farr & Gallagher LLP          Jones Day
  390 Park Avenue               787 Seventh Avenue               717 Texas
     18th Floor                 New York, NY 10019               Suite 3300
New York, NY 10022                (212) 728-8000             Houston, TX 77002
  (212) 224-7406                                               (832) 239-3939


                                  July 7, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 2 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
            13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               68,755,450 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $49.15 million in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 68,269,350 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

                                    SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 3 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
 ----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               68,755,450 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,755,450 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,755,450 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.9% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $49.15 million in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 68,269,350 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

                                    SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 4 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners L.P.
            22-3352246
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               5,444,077 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,444,077 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,444,077 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.1% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $3,893,000 in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 5,407,377 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

                                    SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 5 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified L.P.
            73-3110449
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               7,917,918 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,917,918 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,917,918 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.7% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $5,662,000 in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 7,864,518 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

                                   SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 6 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
            04-3849285
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               44,807,149 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                44,807,149 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            44,807,149 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            56.7% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $32,041,000 in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 44,504,949 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

                                    SCHEDULE 13D



----------------------------------                            ------------------
CUSIP No. 069827103                                           Page 7 of 14 Pages
----------------------------------                            ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Ultra Ltd.
            04-3849290
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               10,562,706 (1)
BY EACH REPORTING      --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,562,706 (1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,562,706 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.5% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
1. Reporting Person beneficially owns $7,554,000 in principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013, which are convertible into 10,492,506 shares of Common Stock (excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount).

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P. ("Partners"), Third Point Partners Qualified L.P. ("Partners Qualified"), Third Point Offshore Fund, Ltd. ("Offshore"), Third Point Ultra Ltd. ("Ultra") and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners, Partners Qualified, Offshore and Ultra, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $.001 per share, of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

     The Management Company is the investment manager or adviser to Partners, Partners Qualified, Offshore, Ultra and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own (a) shares of Common Stock and (b) 14% Senior Subordinated Convertible Secured Notes due 2013 (the "Convertible Notes") that are convertible into shares of Common Stock. This Schedule 13D relates to both the shares of Common Stock directly owned by the Funds and to the shares of Common Stock underlying the Convertible Notes.

     The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock and the Convertible Notes.

Item 1.     Security and Issuer

     This Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Company are located 411
N. Sam Houston Parkway East, Suite 300, Houston, TX 77060. Based upon the Company's proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders held on July 9, 2008, there were 34,462,282 issued and outstanding shares of Common Stock as of April 28, 2008. Any calculations of percentage ownership contained in this
Schedule 13D assume that the number of issued and outstanding shares has not changed since such date (before giving effect to the conversion of the Convertible Notes described below).

Item 2.     Identity and Background

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer and managing member of the Management Company and controls the Management Company's business activities. Third Point Advisors LLC is the sole general partner of both Partners and Partners Qualified. Mr. Loeb is the controlling member of Third Point Advisors LLC. The Management Company is organized as a limited liability company under the laws of the State of Delaware. Offshore is organized as a limited liability exempted company under the laws of the Cayman Islands. Ultra is organized under the laws of the British Virgin Islands. Partners and Partners Qualified are each organized as a limited partnership under the laws of the

State of Delaware. Third Point Advisors LLC is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal office of the Management Company, Mr. Loeb, Partners, Partners Qualified is 390 Park Avenue, 18th floor, New York, New York 10022. The address of the principal office of Offshore is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of Ultra is c/o Walkers (BVI) Limited, 171 Main Street, P.O. Box 92, Road Town, Tortola, British Virgin Islands.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company. The principal business of each of the Offshore Fund, Partners, Partners Qualified and Ultra is to invest and trade in securities.

      (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Loeb is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

     The Funds expended an aggregate of approximately $4,872,933 of their own investment capital to acquire the Convertible Notes held by them and approximately $235,566 of their own investment capital to acquire the shares of Common Stock held by them.. Offshore expended an aggregate of approximately $3,185,578 of its own investment capital to acquire the Convertible Notes held by it and approximately $146,464 of its own investment capital to acquire the shares of Common Stock its holds. Partners expended an aggregate of approximately $387,059 of its own investment capital to acquire the Convertible Notes held by it and approximately $17,779 of its own investment capital to acquire the shares of Common Stock its holds. Partners Qualified expended an aggregate of approximately $562,866 of its own investment capital to acquire the Convertible Notes held by it and approximately $25,885 of its own investment capital to acquire the shares of Common Stock its holds. Ultra expended an aggregate of approximately $737,431 of its own investment capital to acquire the Convertible Notes held by it and approximately $33,997 of its own investment capital to acquire the shares of Common Stock its holds.

     The Funds effected the purchases of Common Stock primarily through margin accounts, which are maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC and Bear, Stearns Securities Corp. and which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.     Purpose of Transaction.

     The Reporting Persons acquired the Common Stock and Convertible Notes beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity based on the Company's business prospects. The Reporting Persons do not have apresent intention to substantively change the business strategy or the senior operating management of the Company.

     The Reporting Persons intend to submit to the Company and the trustee under the Indenture for the Convertible Notes, promptly following the filing of this
Schedule 13D, one or more conversion notices (the "Conversion Notices") with respect to the Convertible Notes for conversion into a total of 68,269,350 fully paid and non-assessable shares of Common Stock (the "Conversion Shares"). Under the terms of the Indenture for the Convertible Notes, the Reporting Persons will become record holders upon submission of the Conversion Notices. In addition to the Conversion Shares, the Funds own a total of 486,100 shares of Common Stock (the "Direct Shares," and together with the Conversion Shares, the "Shares").

     The Reporting Persons intend to contact the Company promptly following the filing of this Schedule 13D to discuss obtaining majority control of the board of directors of the Company (the "Board"). Unless such discussions with the Company develop to the satisfaction of the Reporting Persons and the Reporting Persons are permitted to designate a majority of the Board, the Reporting Persons intend to act by written consent to remove and replace the directors so that the Reporting Persons will obtain Board control. Such removal of directors and filling of the vacancies created thereby would automatically become effective immediately upon delivery to the Company of the requisite written consents.

     While the Reporting Persons hope and expect that the Board will cooperate with them, the Reporting Persons believe that any efforts on the part of the Board to interfere with the Reporting Persons' exercise of their rights as supermajority holders of Common Stock upon conversion of the Convertible Notes would constitute a breach of the fiduciary duties of the Board, and the Reporting Persons intend to take all steps necessary to preserve their rights as stockholders to obtain majority representation on the Board and to hold to account any Company directors for any such breach of fiduciary duty.

     The Reporting Persons may engage in communications with other stockholders of the Company, knowledgeable industry or market observers, members of the board of directors or management of the Company or other representatives of the Company, or other persons, regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company's governing documents, revisions to the Company's capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the board of directors or management of the Company.

     The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to disposeof shares or otherwise change their investment in the Company, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them or otherwise increase or decrease the size of their investment in the Company.

Item 5.     Interest in Securities of the Issuer.

     (a) The Reporting Persons own $49.15 million in aggregate principal amount of the Convertible Notes. The conversion price for the Convertible Notes is $0.72 per share. As a result, each $1,000 of the principal amount of the Convertible Notes is convertible into an aggregate of 1,388.89 shares of Common Stock. Therefore, the Convertible Notes held by the Reporting Persons are convertible into a total of 68,269,350 shares of Common Stock, excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount. Due to the direct convertibility of the Convertible Notes, the Reporting Persons are deemed to presently be the beneficial owner of shares of the Common Stock pursuant to Exchange Act Rule 13d-3(d)(1)(i)(B). The Reporting Persons also own a total of 486,100 Direct Shares, resulting in a total beneficial ownership of 68,755,450 shares of Common Stock. The Reporting Persons' beneficial ownership of the Common Stock represents approximately 66.9% of the Company's outstanding Common Stock on a fully diluted basis. The information provided in the cover pages with respect to the beneficial ownership by each of the Reporting Persons is incorporated herein by reference.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 68,755,450 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Offshore share voting power and dispositive power over the 44,807,149 shares of Common Stock directly beneficially owned by Offshore. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 5,444,077 shares of

Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 7,917,918 shares of Common Stock directly beneficially owned by Partners Qualified. The Management Company, Mr. Loeb and Ultra share voting power and dispositive power over the 10,562,706 shares of Common Stock directly beneficially owned by Ultra.

     (c) Schedule A hereto sets forth certain information with respect to transactions by Offshore, Partners, Partners Qualified and Ultra, at the direction of the Management Company and Mr. Loeb, in the Convertible Notes and the Common Stock during the past 60 days. All of the purchases of Convertible Notes set forth on Schedule A were made in privately-negotiated transactions. All of the purchases of Direct Shares set forth on Schedule A were effected in the over-the-counter market. Except as set forth on Schedule A and except for the exercise of conversion rights described in Item 4, during the past 60 days there were no transactions in the Convertible Notes or Common Stock effected by the ReportingPersons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Convertible Notes and Direct Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes or Direct Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7.     Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement, dated as of July 17, 2008, by and between the Reporting Persons.

99.2 James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008.


                            [Signature pages follow]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2008
                              THIRD POINT LLC

                              By:  Daniel S. Loeb, Chief Executive Officer

                              By:  /s/ Joshua L. Targoff
                                   ---------------------------------------------
                                   Joshua L. Targoff
                                   Attorney-in-Fact


                              DANIEL S. LOEB


                              By:  /s/ Joshua L. Targoff
                                   ---------------------------------------------
                                   Joshua L. Targoff
                                   Attorney-in-Fact


                              THIRD POINT PARTNERS L.P.

                              By:  Third Point Advisors LLC, its General Partner
                              By:  Daniel S. Loeb, Managing Member


                             By:  /s/ Joshua L. Targoff
                                   ---------------------------------------------
                                   Joshua L. Targoff
                                   Attorney-in-Fact


                              THIRD POINT PARTNERS QUALIFIED L.P.

                              By:  Third Point Advisors LLC, its General Partner
                              By:  Daniel S. Loeb, Managing Member


                              By:  /s/ Joshua L. Targoff
                                   ---------------------------------------------
                                   Joshua L. Targoff
                                   Attorney-in-Fact


                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]

                             THIRD POINT OFFSHORE FUND, LTD.

                             By:  Daniel S. Loeb, Director


                             By:  /s/ Joshua L. Targoff
                                  ---------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact



                             THIRD POINT ULTRA, LTD.

                             By:  Third Point LLC, its Investment Manager
                             By:  Daniel S. Loeb, Chief Executive Officer


                             By:  /s/ Joshua L. Targoff
                                  ---------------------------------------------
                                  Joshua L. Targoff
                                  Attorney-in-Fact


                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]



                                                  SCHEDULE A

                         (Transactions by Offshore, Partners, Partners Qualified and Ultra
                          in Convertible Notes and Direct Shares during the past 60 days)

Third Point Offshore Fund, Ltd.

         Convertible Notes



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/7/2008                         BUY                              $27,574,000                          100
           7/8/2008                         BUY                               $1,398,000                           88
           7/9/2008                         BUY                                 $369,000                         93.5
          7/16/2008                         BUY                                 $652,000                          101
          7/16/2008                         BUY                               $2,048,000                          100

         Direct Shares



             DATE                       TRANSACTION               NUMBER OF SHARES                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/9/2008                         BUY                                   66,000                        $0.45
          7/16/2008                         BUY                                   15,300                        $0.40
          7/17/2008                         BUY                                   80,800                        $0.50
          7/17/2008                         BUY                                  105,700                        $0.48
          7/17/2008                         BUY                                   34,400                        $0.48


Third Point Partners L.P.

         Convertible Notes



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/7/2008                         BUY                               $3,317,000                          100
           7/8/2008                         BUY                                 $168,000                           88
           7/9/2008                         BUY                                  $47,000                         93.5
          7/16/2008                         BUY                                  $80,000                          101
          7/16/2008                         BUY                                 $281,000                          100

         Direct Shares



             DATE                       TRANSACTION               NUMBER OF SHARES                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/9/2008                         BUY                                    7,900                        $0.45
          7/16/2008                         BUY                                    2,000                        $0.40
          7/17/2008                         BUY                                    9,800                        $0.50
          7/17/2008                         BUY                                   12,800                        $0.48
          7/17/2008                         BUY                                    4,200                        $0.48


Third Point Partners Qualified L.P.

         Convertible Notes



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/7/2008                         BUY                               $4,923,000                          100
           7/8/2008                         BUY                                 $249,000                           88
           7/9/2008                         BUY                                  $71,000                         93.5


          7/16/2008                         BUY                                 $115,000                          101
          7/16/2008                         BUY                                 $304,000                          100

         Direct Shares



             DATE                       TRANSACTION               NUMBER OF SHARES                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/9/2008                         BUY                                   11,800                        $0.45
          7/16/2008                         BUY                                    2,600                        $0.40
          7/17/2008                         BUY                                   14,300                        $0.50
          7/17/2008                         BUY                                   18,700                        $0.48
          7/17/2008                         BUY                                    6,000                        $0.48


Third Point Ultra Ltd.

         Convertible Notes



             DATE                       TRANSACTION               PRINCIPAL AMOUNT                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/7/2008                         BUY                               $4,311,000                          100
           7/8/2008                         BUY                                 $325,000                           88
           7/9/2008                         BUY                               $2,188,000                         93.5
          7/16/2008                         BUY                                 $153,000                          101
          7/16/2008                         BUY                                 $577,000                          100

         Direct Shares





             DATE                       TRANSACTION               NUMBER OF SHARES                   PRICE
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/9/2008                         BUY                                   15,300                        $0.45
          7/16/2008                         BUY                                    3,900                        $0.40
          7/17/2008                         BUY                                   18,800                        $0.50
          7/17/2008                         BUY                                   24,500                        $0.48
          7/17/2008                         BUY                                    7,700                        $0.48





